GGL DIAMOND CORP.

GGL reports on activities for the second quarter ended May 31, 2007

VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) has reported on the activities of the Company for the second quarter ended May 31, 2007 and on events taking place subsequently, up to July 26.

Below are highlights of the second quarter report, available in full on the GGL website (www.ggldiamond.com):

Nickel exploration, Northwest Territories, Canada

The Company is now actively exploring the prospective nickel belt in the Winter Lake area of the Northwest Territories. In early June, GGL's exploration team was mobilized and began a reconnaissance exploration program to locate and sample iron-stained gossanous bedrock exposures and do orientation mapping and soil sampling surveys to prioritize areas for ground geophysical surveys. This is being done in preparation for a drill program.

Subsequent to the announcement of the discovery in April of this year, a preliminary report from Condor Consulting, Inc. identified additional electro-magnetic (EM) targets that may be associated with nickel mineralization (*News release June 14, 2007: "GGL receives promising EM data on recently discovered prospective nickel belt".)* This Geophysical Report on reassessment of electro-magnetic (EM) and magnetic data resulted in the identification of targets, which, together total 32 km of strike length that may be associated with nickel mineralization. This report assisted in the effort to highlight the areas of interest for the summer and fall exploration program.

Some 49 areas over a strike length of 100 km have been selected for examination. The work to date confirms that we have acquired an extensively mineralized belt featuring numerous gossan areas mineralized with sulphides that vary from disseminated to massive. Approximately 200 samples have been taken to date and submitted for assay. Results are expected in early August. Given the size of the property, many of the selected areas have yet to be examined. In addition, not all of the selected high priority geophysical targets are available for surface examinations as they lie under lakes or are hidden by overburden. All of the high priority geophysical selections have the potential to be drill targets. The claims staked in April this year and more recently, do not yet have geophysical coverage but our exploration crews have located sulphides in these areas.

The Company has staked additional mineral claims at the south end of the property and to the east of the main belt where a splay of volcanic rocks extends from the main belt. Sulphides have been located in both these areas.

The only sure way to determine if the samples taken to date contain economic minerals is by assay and these will be reported when received. The potential for an economic mineral deposit in this belt has been enhanced by the discovery of extensive areas of sulphide mineralization that occurs in both volcanic and sedimentary rocks.

As previously noted, the discovery on the Winter Lake claims lies within an extensive belt of rocks previously identified by a mapping project funded by the Geological Survey of Canada and reported as having the potential for hosting magmatic nickel mineralization. An outcome of the project was The Slave Craton Interpretive bedrock compilation map, produced by Mike Stubley of Stubley Geosciences for the Northwest Territories Geoscience Office and published in 2005.

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The belt, named the Winter Lake Supracrustal Belt, includes large volumes of mafic and ultramafic rocks, dated as being 2.7 billion years old and including tholeiitic basalts, komatiites, serpentinized peridotite, and gabbro intrusions. The belt features deep-penetrating faults, sulphur-bearing sediments in the form of black shales and massive sulphides. The various rock units within the belt are strongly deformed and have similarities to lithologic sequences that are known to host world-class nickel deposits.

The presence of nickel in sulphide and associated elements, coupled with the chemistry of the mafic and ultramafic rocks in this newly defined belt are indicative of their potential to host significant nickel deposits.

The current and future demand for sulphide nickel is well demonstrated and the recent recognition of sulphide nickel potential on the Company's new claims may be indicative of a new nickel area. The Company believes it has found a major nickel area.

The Qualified Persons for the Company are John Knight, P. Geol., Consulting Geologist and N. C. Carter, Ph.D., P. Eng., Consulting Geologist.

Financial position and subsequent events

For the six months ended May 31, 2007, the Company incurred expenses of $336,704 on exploration, 73% lower than in the same period in 2006.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Susan de Stein, GGL Diamond Corp.
Phone: (604) 688-0546 Email: susan.de.stein@ggldiamond.ca
For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

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